March 22, 2010

Amy Geddes

United States Securities and Exchange Commission

Division of Corporation Finance

Re:

Sense Technologies Inc.

Form 10-K for the year ended February 28, 2009

File No. 000-29990

Dear Ms. Geddes:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Sense Technologies, Inc. (the “Company”) dated March 8, 2010.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve those outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Year Ended February 28, 2009

General

1.

Refer to our previous comments 1, 5, 16, and 17. Please provide us with a draft of your intended revised disclosure related to each of the aforementioned comments as previously requested.

Company Response:  We have attached our amended form 10Q/A and 10K/A that we propose to file as correspondence for your review.

Note 5 – Accrued Liabilities/Accrued Liabilities – Related party

2.

Refer to our previous comment 18. As previously requested, please tell us whether these related parties continue to qualify as related parties as of each balance sheet date. Further, given the length of time such payable has been outstanding, please tell us in your response and revise your disclosure to indicate how you plan to satisfy such payable.

Company Response:  In 1992, the Company signed a royalty agreement with a related party Drive Alert Group. Royalties were accrued until 2004 at which time the patent owners were related parties due to the amount of shares held. Given their status at the time of the transaction (related party in nature) and that no changes that we have been made aware, the balances continue to be carried as related party. We believe that Drive Alert Group continues to be a related party due the their share ownership amount in the Company. Upon successful completion of our business plan we will begin to pay back such royalties due.

3.

Refer to our previous comment 19. Please confirm our understanding that there are no revenue or expense items, including but not limited to royalties, on your statements of operations for which the counterparties are related parties.

Company Response:  Royalties accrued and incurred are considered related party. We have updated our description and disclosure in the attached amended filing.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Interim Statements of Loss, page 5

4.

Refer to our previous comment 25. Please tell us how you earned revenue during the period if no items from inventory were sold.

Company Response:  In prior periods the inventory balance was impaired due to lack of sales experienced by the company and a permanent decline in the fair value of our inventory. As inventory is carried at lower of cost or market our inventory was written down to what we believe to be a fair value of zero. Inventory items were sold, but no associated cost of goods sold was assigned given the prior impairment. We have added this disclosure in the MD&A section in our attached amended filing.

In response to these comments, the Company will immediately file an amendment to Form 10-K and Form 10-Q.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Sincerely,

/s/ Bruce Schreiner

Bruce Schreiner

Chief Executive Officer

Sense Technologies, Inc.